Mail Stop 4561

March 10, 2010

Jeffrey W. Lunsford
President, Chief Executive Officer and Chairman
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, AZ 85281

>   **Re: Limelight Networks, Inc.**
>   **Joint Proxy/Registration Statement on Form S-4**
>   **Filed February 11, 2010**
>   **File No. 333-164874**

Dear Mr. Lunsford:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update the financial statements for Limelight and EyeWonder and the pro forma financial information provided in your joint proxy/registration statement to ensure that they comply with Rule 3-12 of Regulation S-X. Please provide conforming disclosure throughout the filing. Refer to our Securities Act Forms Compliance and Disclosure Interpretation 223.01 for guidance regarding the age of financial statements required in registration statements.

Prospectus Cover Page

2.   Please ensure that your prospectus cover page presents clearly the merger consideration expected to be received by individual EyeWonder securityholders. In this regard, we note the statement that EyeWonder stockholders will receive as merger consideration, in the aggregate, $62 million in cash, subject to unspecified

adjustments, and 12,740,000 shares of Limelight common stock, and that EyeWonder securityholders may receive specified amounts of additional cash and Limelight shares as earn-out amounts if certain performance metrics are satisfied. Please revise to focus on the estimated minimum cash and stock consideration individual EyeWonder stockholders are expected to receive upon the closing of the merger, on a per-share, per-100-share, or similar basis, noting the significant assumptions upon which your estimates are based. To the extent the exact amounts of cash and/or stock consideration may vary, provide a cross-reference to disclosure elsewhere in the forepart of the filing of the possible range of the merger consideration EyeWonder securityholders will receive on an individual basis. We note in this regard your disclosure on pages 94 through 96 describing how the per-share stock consideration and the per-share cash consideration will be determined. However, readers should be able to ascertain the estimated per-share merger consideration from disclosure in the forepart of the document.

3. We note your disclosure on page 2 and elsewhere in the filing that a portion of the merger consideration with an approximate aggregate value of $11 million, including cash and shares of Limelight stock, will be deducted from the merger consideration upon closing and held in escrow as security for indemnification claims under the merger agreement for a specified period of time. Please revise your cover page disclosure to clarify, if accurate, that this portion of the aggregate merger consideration is not expected to be paid to EyeWonder stockholders promptly upon closing of the merger.

4. Your cover page states that the $62 million aggregate cash consideration is "subject to certain adjustments" that are not specified here. Please revise this cover page disclosure to cross-reference the page in your questions and answers or summary section that provides a brief explanation of the nature of such adjustments.

Questions and Answers About the Merger, page 1

General

5. Further to comments 2 through 4 above, revise your questions and answers section and/or your summary to provide sufficiently-specific disclosure of the amounts of cash and stock that individual EyeWonder securityholders should expect to receive, on a per-share, per-100-share or similar basis, pursuant to the terms of the merger agreement upon occurrence of each of the following: (i) closing of the merger, (ii) release of the escrowed amounts of the merger consideration, and (iii) issuance of the earn-out amounts, if any. Consider presenting this information in tabular form, showing deviations from base cases you select using assumptions you describe, as a result of a reasonable range of fluctuations in the parameters. Examples of such parameters that appear to warrant discussion are those relating to the net indebtedness and working capital

adjustments that may be made to the cash portion of the merger consideration, any pre-merger exercises of EyeWonder options or warrants, and the potential release of escrow funds to cover indemnification obligations.

Q. What will EyeWonder securityholders receive in the merger, page 1

6.   Further to comment 4 above, please expand your disclosure here and/or on page 13 in the summary to describe briefly the nature of the "certain adjustments" that may be made to the $62 million cash portion of the merger consideration pursuant to the terms of the merger agreement. Indicate whether the merger agreement provides for a maximum cap or other limitation on the amount of such adjustments. We note in this regard the disclosure on page 94, cross-referenced in your summary, that the cash portion of the merger consideration will be adjusted in part based on the following items, in each case immediately prior to the effective time of the first merger: the value of EyeWonder's cash and cash equivalents, its estimated net indebtedness, the extent to which its estimated working capital varies from $8.3 million, and certain unpaid fees incurred by EyeWonder in connection with the merger.

Q. What will holders of EyeWonder options and warrants receive as a result of the merger?, page 2

7.   We note your discussion here and on page 13 in the summary of the treatment of EyeWonder options and warrants in connection with the merger. In particular, with respect to warrants, you state that the amount of merger consideration to be received will be "less the exercise price of such EyeWonder warrant and less the pro rata portion of the escrow amount attributable to such shares of EyeWonder stock." With respect to EyeWonder options, you state that the amount of merger consideration to be received will be "minus the portion of the escrow fund attributable to such option," without reference to the effect of the exercise price of the option. This disclosure could be read to suggest that option holders will receive the benefit of exercise of their options without paying the exercise price. However, your disclosure at the top of page 95 – where you have provided blanks to be completed with the amounts of the per share cash and stock consideration – indicates that the applicable exercise or conversion price will be netted against the merger consideration to be received for both warrants and options of EyeWonder. Please revise your disclosure relating to the treatment of options and warrants as appropriate to ensure that it is clear, accurate and consistent throughout the filing.

8.   In addition, in order to improve the clarity of the disclosure in the forepart of the document relating to the treatment of EyeWonder warrants and options in connection with the merger, please provide illustrative examples of the amount of the estimated merger consideration expected to be paid for EyeWonder warrants and options, based on a representative range of exercise prices of such securities and using a recent stock price for Limelight common stock. If applicable, please

also explain how you will determine whether any EyeWonder warrants or options are "underwater" (for example, by comparing the exercise price of the warrant or option to the implied value of the per-share merger consideration to be paid by Limelight based on a recent stock price) and indicate how any such "underwater" warrants or options will be treated for purposes of allocating the merger consideration among EyeWonder securityholders.

*****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3462. You may contact the Assistant Director, Barbara C. Jacobs, if you thereafter need assistance.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile (650) 493-6811
        Mark L. Reinstra, Esq.
        Michael S. Ringler, Esq.
        Jonna Anderson, Esq.
        Wilson Sonsini Goodrich & Rosati